1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

October 4, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)

(File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of a new portfolio of the Company, Global Permanence Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2018. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 212 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 4, 2018.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please revise the disclosure to clarify what “attractive risk/reward” modifies with respect to the companies in which the Fund invests.

Response 1.     We respectfully acknowledge the comment; however, we believe the existing disclosure appropriately informs investors that the Adviser favors companies with competitive risk-adjusted attributes. This judgment may include an analysis of, among other things, a company’s cash flow, prospective market share and potential to build incremental value.

Comment 2.	Please supplementally explain how using jurisdiction of organization in determining whether an issuer is an issuer of a particular country or region satisfies Rule 35d-1.

Response 2.     We believe that jurisdiction of organization is an appropriate factor for determining compliance with Rule 35d-1. In the release proposing Rule 35d-1, the Commission recognized that the three prongs set forth in the Fund’s “economically tied” test are valid for determining whether issuers are operating in a particular country. See Investment Company Act Release No. 22530 (Feb. 27, 1997). We concur with the Commission’s view on this point. With respect to the third prong, we believe that having a principal place of business or jurisdiction of organization in a particular country will ordinarily subject an issuer to laws and regulations of economic effect of that country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws that will impact the business operations of the issuer. Accordingly, we believe that satisfying the third prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1. In response to prior Staff comments, disclosure is included to clarify that a particular issuer could be deemed to be from more than one country under the current three prong test.

Furthermore, consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Fund intends to invest its assets in investments that are economically tied to a number of countries throughout the world. We would respectfully note that we believe that the Fund’s current disclosure is consistent with the requirements of Rule 35d-1 and Form N-1A.

Comment 3.	Please revise the disclosure in the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” to clarify what is meant by “Permanence” in the Fund’s name.

Response 3.     We believe that the disclosure in the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” appropriately discloses that the Adviser seeks to invest in companies with sustainable competitive advantages on a long-term horizon.

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Comment 4.	Please consider revising the disclosure in the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” to clarify that the Fund’s investments in “established and emerging companies” consist of equity securities. Furthermore, please consider removing the separate sentence indicating that the Fund may invest in equity securities.

Response 4.     The disclosure has been revised accordingly, except that we believe that the separate disclosure regarding equity securities is appropriate to fully clarify the types of investments in which the Fund may generally invest.

Comment 5.	Please consider removing the liquidity risk disclosure from the section of the Fund’s prospectus entitled “Fund Summary—Principal Risks.”

Response 5.      We respectfully acknowledge the comment; however, we believe that the Fund’s current disclosure is appropriate. The liquidity risk disclosure is designed to capture a general principal risk applicable to the Fund’s portfolio. Depending on market conditions, any security in the Fund’s portfolio could present liquidity risk. Furthermore, liquidity risk is an inherent risk of investing in foreign and emerging market securities and small and medium capitalization companies, which are principal investment strategies of the Fund.

Comment 6.	Please consider adding growth risk disclosure to the section of the Fund’s prospectus entitled “Fund Summary—Principal Risks.”

Response 6.      We respectfully acknowledge the comment; however, the section entitled “Details of the Fund—Risks,” which we believe to be an appropriate section to disclose the following, includes that “Investments in growth-oriented equity securities may have above-average volatility of price movement.”

Comment 7.	Please add a parenthetical immediately subsequent to the first mention of leverage to include a plain English explanation of leverage.

Response 7.      The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 8.	With respect to fundamental investment limitation eight, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 8.     We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai

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